The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION     February 13, 2009

                   Pricing Supplement dated February [ ], 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]             $

                         Royal Bank of Canada

                         Buffered Bullish Digital Notes
                         Linked to the iShares(R) Russell 2000 Index Fund, due March 29, 2010



     Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the underlying ETF named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Underlying ETF:               iShares(R) Russell 2000 Index Fund (the "ETF")

Bloomberg Ticker:             IWM

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                             (the "Principal Amount")

Pricing Date:                 February 24, 2009

Issuance Date:                February 27, 2009

Initial ETF Price:            [  ] (The closing price of the Underlying ETF on
                              the Pricing date)

Digital Coupon:               13.50%

CUSIP:                        78008GB27

Observation Dates:            The Final Valuation Date

Automatic Call:               Inapplicable

                              Automatic Call:           If, on any Observation
                                                        Date, the closing level
                                                        of the Underlying ETF is
                                                        greater than the Call
                                                        Barrier Level, then the
                                                        notes will be
                                                        automatically called for
                                                        a cash payment per note
                                                        equal to the Call
                                                        Payment Amount, payable
                                                        on the Call Settlement
                                                        Date.  (We refer to the
                                                        day upon which the
                                                        Automatic Call occurred
                                                        as the "Call Date".)

                              Call Payment Amount:      Principal Amount +
                                                        (Principal Amount x Call
                                                        Coupon)

                              Call Monitoring Period:   Not Applicable

                              Call Barrier Level:       The Initial ETF Price

                              Call Settlement Date:     The third business day
                                                        after the Call Date or,
                                                        if the Call Date is the
                                                        Final Valuation Date,
                                                        the Maturity Date
                                                        subject to postponement
                                                        as described under
                                                        "General Terms of the
                                                        Bullish Buffered
                                                        Enhanced Return Notes -
                                                        Maturity Date."

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the Underlying ETF and will be
                              calculated in the following manner:

                              If, at maturity, the Final ETF Price is greater than the Initial ETF Price, then the investor will receive an amount equal to (a) the Principal Amount plus (b) the Principal Amount multiplied by the Digital Coupon.

                              If, at maturity, the Final ETF Price is less than or equal to the Initial ETF Price but not less than the Initial ETF Price by more than the Buffer Percentage, then the investor will receive the Principal Amount only.

                              If, at maturity, the Final ETF Price is below the Initial ETF Price by more than the Buffer Percentage, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                              Principal Amount + (Principal Amount x (Percentage Change + Buffer Percentage))

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                      Final ETF Price - Initial ETF Price
                              --------------------------------------------------
                                               Initial ETF Price

Final Valuation Date:         March 24, 2010, subject to extension for market '
                              and other disruptions

Maturity Date:                March 29, 2010, subject to extension for market
                              and other disruptions

Term:                         Thirteen (13) months

Final Index Level:            The closing price of the Underlying ETF on the
                              Final Valuation Date

Buffer:                       Unleveraged buffer

Buffer Percentage:            20%

Buffer Level:                 [ ] (80% of  the Initial ETF Price)

Principal at Risk:            These Notes are NOT principal protected. Investors
                              in these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the ETF level from the Pricing Date to the Final Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Bullish
                              Buffered Enhanced Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered
                              Enhanced Return Notes dated November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     %                $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $17.50 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $10.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $42.50 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002450/
a111180424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Underlying ETF used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial ETF Price and Final ETF Price (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20%, a Digital Coupon of 13.50% and that no market disruption event has occurred.


Example 1--   Calculation of the payment at maturity where the percentage change is positive.
              Percentage Change:        2%
              Payment at Maturity:      $1,000 + ($1,000 x 2%) = $1,000 + $20 =
                                        $1,020; but because, at maturity, the
                                        percentage change is positive, the
                                        Payment at maturity will equal the
                                        digital coupon amount of $1,135.
              On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,135, a 13.50% return on the Notes.




Example 2--   Calculation of the payment at maturity where the percentage change is negative but not less than the Buffer Amount of -20%.
              Percentage Change:        -10%
              Payment at Maturity:      At maturity, the percentage change is
                                        negative BUT not less than the Buffer
                                        Amount of -20%, therefore, the Payment
                                        at maturity will equal the Principal
                                        Amount.
              On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.




Example 3--   Calculation of the payment at maturity where the percentage change is negative and is less than the Buffer Amount.
              Percentage Change:        -25%
              Payment at Maturity:      $1,000 + [$1,000 x (20% + -25%)] =
                                        $1,000 - $50 = $950
              On a $1,000 investment, a -25% percentage change results in a payment at maturity of $950, a -5% return on the Notes.




Example 4--   Calculation of the payment at maturity where the percentage change is greater than the Digital Coupon.
              Percentage Change:        20%
              Payment at Maturity:      $1,000 + $1,000 x (20%) = $1,000 + $200
                                        = $1,200; but because, at maturity, the
                                        percentage change is greater than the
                                        Digital Coupon, the Payment at maturity
                                        will be limited to the Principal Amount
                                        plus the Digital Coupon amount totaling
                                        $1,135
              On a $1,000 investment, a 20% percentage change results in a payment at maturity of $1,135, a 13.50% return on the Notes.

The Underlying ETF

Unless otherwise stated, all information contained herein on the iShares(R) Russell 2000 Index Fund (the "Fund" or the "underlying ETF") is derived from publicly available sources and is provided for informational purposes only. We do not assume any responsibility for the accuracy or completeness of such information. "iShares(R)" is a registered trademark of Barclays Global Investors, N.A., which has not licensed Royal Bank, its subsidiaries or its affiliates with regards to such information.

According to its publicly available documents, the underlying ETF is intended to correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000(R) Index. The Russell 2000 Index measures the small-capitalization sector of the U.S. equity market. It is a subset of the Russell 3000 Index, is capitalization-weighted and consists of the 2000 smallest companies in the Russell 3000 Index. Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index. Reconstitution is annual.

Investors should keep in mind that an index is a theoretical financial calculation, while a fund is an actual investment portfolio. The performance of a fund and its underlying index may vary somewhat due to transaction costs, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

The investment adviser for the Fund is Barclays Global Fund Advisors ("BGFA"), a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"). BGFA has overall responsibility for the general management and administration of the iShares(R) Trust. BGFA provides an investment program for each fund under the Trust and manages the investments of its assets. BGFA uses teams of portfolio managers, investment strategists and other investment specialists. BGFA also arranges for transfer agency, custody, fund administration and all other non-distribution related services necessary for the Fund to operate. Under an investment advisory agreement, BGFA is responsible for all expenses of the Trust, including the cost of the transfer agency, custody, fund administration, legal, audit and other services, except interest expense and taxes, brokerage expenses, distribution fees or expenses, and extraordinary expenses.

BGFA uses a representative sampling strategy for the Fund, according to which it invests in a representative sample of stocks underlying the underlying ETF, which have a similar investment profile as the underlying ETF. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return on variability, earnings valuation and yield) and liquidity measures similar to those of the underlying ETF. BGFA expects that, over time, the correlation between each Fund's performance and that of the underlying ETF, before fees and expenses, will be 95% or better.

The shares of the underlying ETF are registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC by the Fund pursuant to the Exchange Act can be located by reference to SEC file number 001-15897.

In addition, information regarding the underlying ETF may be obtained from other sources including, but not limited to, www.ishares.com, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these sources. Information about the Underlying Index can be found at www.russell.com.

Historical Information

The graph below sets forth the historical performance of the Underlying ETF. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Underlying ETF. The information provided in this table is for the four calendar quarters of 2005, 2006, 2007, and 2008, as well as for the period from January 1, 2009 through February 11, 2009.

We obtained the information regarding the historical performance of the Underlying ETF in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Underlying ETF should not be taken as an indication of future performance, and no assurance can be given as to the level of the Underlying ETF on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying ETF will result in any return in addition to your initial investment.

                      ISHARES RUSSELL 2000 Index Fund (IWM)
                                (May-00 - May-08)
                                 [CHART OMITTED)



    Period-           Period-End           High Intra-Day              Low Intra-Day            Period-End Closing
   Start Date            Date               Price of the                Price of the              Price of the
                                          Underlying ETF in          Underlying ETF in           Underlying ETF in
                                                 ($)                        ($)                        ($)
   ----------            ----                    ---                        ---                        ---
   01/01/2005         03/31/2005                65.21                      59.925                     61.075
   04/01/2005         06/30/2005                64.65                      56.495                     63.7
   07/01/2005         09/30/2005                68.52                      63.44                      66.39
   10/01/2005         12/30/2005                69.16                      61.05                      66.72

   01/01/2006         03/31/2006                76.24                      66.05                      75.97
   04/01/2006         06/30/2006                78.02                      66.55                      71.73
   07/01/2006         09/29/2006                73.57                      66.35                      72
   09/30/2006         12/29/2006                79.76                      70.68                      78.03

   01/01/2007         03/30/2007                82.49                      75.15                      79.51
   03/31/2007         06/29/2007                85.17                      79.15                      82.96
   06/30/2007         09/28/2007                85.74                      73.24                      80.04
   09/29/2007         12/31/2007                84.89                      72.99                      75.92

   01/01/2008         03/31/2008                76.5                       64.1                       68.29
   04/01/2008         06/30/2008                76.23                      68.23                      69.05
   07/01/2008         09/30/2008                86.05                      64.52                      68
   10/01/2008         12/31/2008                67.35                      37.12                      49.24

   01/01/2009         02/11/2009                51.91                      42.86                      44.96


                          PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 27, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

       Linked tothe iShares(R) Russell 2000 Index Fund, due March 29, 2010





                               February [ ], 2009